EXHIBIT 11

Statement Regarding Computation of Per Share Earnings

Three Months Ended September 30, 2004 and 2003

(Dollars in thousands, except per share amounts)

	Three months ended September 30,

	2004	2003

Net income	$3,788	$3,373

Number of shares outstanding (1):
Weighted average shares issued and outstanding	13,735,629	13,715,524
Less: Average shares held by the ESOP	—	1,904,000
Plus: ESOP shares released or committed to be released
during the fiscal year	—	1,710,756

Average basic shares	13,735,629	13,522,280
Plus: Average common stock equivalents	460,093	945,274

Average diluted shares	14,195,722	14,467,554

Earnings per common share (1):
Basic	$0.28	$0.25

Diluted	$0.27	$0.23

(1)	Share and per share amounts are adjusted for the two-for-one stock split in the form of a 100% stock dividend declared on September 29, 2004 and paid on October 29, 2004 to common stockholders of record as of October 15, 2004.

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